EXHIBIT 12.1

                         PRAXAIR, INC. AND SUBSIDIARIES
               RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (MILLIONS OF DOLLARS, EXCEPT RATIOS)


                                     NINE MONTHS                      YEARS ENDED DECEMBER 31,
                                        ENDED             ------------------------------------
                                 SEPTEMBER 30, 1997       1996       1995       1994      1993       1992
                                 ------------------       ----       ----       ----      ----       ----
EARNINGS

Income of consolidated
   companies before
   provision for income
   taxes                               474               452          432       $339       $236         159
Capitalized interest                   (22)              (25)          (9)        (4)        (3)         (9)
Depreciation of
   capitalized interest                  8                 9            8          8          9           9
Dividends from less than
   50%-owned companies
   carried at equity                     1                 1            1          -          2           -
Praxair share of income
   (loss) before provision
   for income taxes of 50%-
   owned companies carried
   at equity                             4                16           15          8         10           8
                                       ---               ---          ---       ----       ----        ----

Total earnings, net of fixed
   charges                             465               453          447       $351       $254        $167

                                --------------------------------------------------------------------


                                     NINE MONTHS                      YEARS ENDED DECEMBER 31,
                                        ENDED             ------------------------------------
                                 SEPTEMBER 30, 1997       1996       1995       1994      1993       1992
                                 ------------------       ----       ----       ----      ----       ----



FIXED CHARGES

Interest on long-term and
   short-term debt                     157               195          116       $108       $105        $117
Capitalized interest                    22                25            9          4          3           9
Rental expenses representative
   of an interest factor                18                23           10         11         12          11
Praxair share of fixed charges
   of 50%-owned companies
   carried at equity                    --                 3            4          2          7           7
                                       ---               ---          ---       ----       ----        ----

Total fixed charges                    203               246          139       $125       $127        $144

Total adjusted earnings
   available for payment of
   fixed charges                       662               699          586       $476       $381        $311

                                 ------------------------------------------------------------------


PREFERRED STOCK
   DIVIDENDS
   ---------

Preferred Stock Dividends                6                 8           --         --         --          --

                                 ------------------------------------------------------------------


RATIO OF EARNINGS TO
   FIXED CHARGES, EXCLUDING
   PREFERRED STOCK DIVIDENDS           3.4               2.8          4.2        3.8      3.0         2.2

RATIO OF EARNINGS TO
   COMBINED FIXED CHARGES
   AND PREFERRED STOCK
   DIVIDENDS                           3.3               2.7          4.2        3.8      3.0         2.2

---------------

                                                               II-11